ORBITAL TRACKING CORP.
18851 N.E. 29th Ave., Suite 700
Aventura, Florida 33180
Telephone: (305) 560-5355

September 25, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Gregory Dundas Kathleen Krebs Larry Spirgel

Re :	Orbital Tracking Corp. Registration Statement on Form S-1 File No. 333-204126

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Orbital Tracking Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm., Washington D.C. time, on Tuesday, September 29, 2015, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ORBITAL TRACKING CORP.

By:  /s/ David Phipps
Name: David Phipps
Title:  Chief Executive Officer